February 3, 2006


Mail Stop 4561


Ms. M.J. Morrow
Chief Financial Officer
The Mills Corporation
1300 Wilson Boulevard, Suite 400
Arlington, VA  22209

      Re:	The Mills Corporation
      Form 8-K
      Filed January 6, 2006
      File No. 001-12994

Dear Ms. Morrow:

	We have reviewed your February 2, 2006 response letter and have the following additional comments.

1. We read your response to comments 1 and 2 and have no further comments with respect to your revised disclosure. As such, please amend your Form 8-K originally filed on January 6, 2006 as soon as practicable.

2. We note from your response to comment 3 that you consider the impairment charge associated with the scale back of your pre-development projects to be in the scope of a restructuring cost under
SFAS 146. We wish to remind you that SFAS 144 governs the accounting for the impairment of long-lived assets and assets to be disposed of.
We also refer you to paragraph 2 of SFAS 146 which explicitly scopes-out activities covered by SFAS 144. In light of your uncertainty as to whether these pre-development projects were impaired at some earlier point in time, please amend your report to move the discussion under Item 2.05 to Item 2.06 and revise your description to be more consistent with the nature of the charge.

3. Please explain to us in sufficient detail the events or change in circumstances which led up to the decision on December 30, 2005 by you and your Board of Directors to scale back and cease pre-development activities associated with the pre-development projects that you wrote off in the fourth quarter of 2005. In your response, please tell us how you evaluated whether any of these events or change in circumstances triggered a requirement to test the recoverability of these projects, as required by paragraph 8 of SFAS
144. If you performed an earlier test for impairment as a result of these events or change in circumstances, please advise us during which period these tests were performed and the change in assumptions used to measure the impairment during this earlier period compared to the most recent measurement on December 30, 2005.

4. Your response to comment 3 suggests that the scale back of your pre-development projects represents a material change in the manner in which your business is conducted. You further state that you plan to scale back the focus on new development activities and redirect management focus on improving the core business. Since you still appear to be in the business of developing, owning and managing diversified global retail properties, please further explain to us how the impairment of certain pre-development projects represents a material fundamental change in the manner in which you conduct business and how this impairment directly relates to your restructuring plan.


*  *  *  *

      You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. Please file your response on EDGAR.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief



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Ms. M.J. Morrow
The Mills Corporation
February 3, 2006
Page 1